


03022750

ORRICK, HERRINGTON & SUTCLIFFE LLP
666 FIFTH AVENUE
NEW YORK, NY 10103-0001
tel 212-506-5000
fax 212-506-5151
WWW.ORRICK.COM

Johannes K. Gäbel
212-506-5355
jgabel@orrick.com

May 7, 2003

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: FJA AG (the "Company")
File No. 82-5077

Dear Sir or Madam:

Subsequent to our submission of March 27, 2003, enclosed please find a copy FJA AG's Quarterly Report, First Quarter 2003 and an Ad-hoc Release dated May 7, 2003.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

JKG/ejm
Enclosure

dlw 6/19

FILE NO.
82-5077



QUARTERLY REPORT
FIRST QUARTER 2003
FJA AG

FILE NO.
82-5077

SHAREHOLDERS' LETTER

KEY FIGURES (IAS)
FOR THE FIRST QUARTER

	2003	2002
	,000 Euro	,000 Euro
Revenues	**30,001**	**29,672**
EBITDA (Operating income before depreciation and amortization)	7,667	6,498
EBIT (Operating income)	6,386	5,105
EBT (Result before income taxes and minority interest)	6,624	5,564
Quarterly result	**3,766**	**3,415**
Employees as at 31/03	978	865

Dear shareholders,

The first three months of 2003 have again proved successful for FJA. As last year, we continued our sustained growth during the first quarter of 2003 as planned. Accordingly, net income for the period rose by 10% on the same period last year, increasing to 3.8 million Euro. EBIT grew by 25% to 6.4 million Euro, and revenues for the three months totalled 30.0 million Euro. We are therefore on schedule to meet our targets for the current fiscal year.

In the past three months the German stock markets have undergone extensive change. We are proud that FJA has been included in the new TecDAX technology index as one of just 30 stocks. FJA's inclusion in this index is a further sign that it is seen as a sound company with strong growth potential.

During the first quarter we started a product offensive focussing on three key areas for product development and sales: pension provision, cost-reducing software solutions and consulting tools. In the field of pension provision FJA has further consolidated its leading position as a supplier of standard software for pension products and has further enhanced its consultancy offering. During the first quarter we secured follow-up orders for this area and also for our cost-reducing software solutions.

At the same time, we also pursued our foreign business with vigour and several new orders were secured during the first quarter.

Despite the difficult economic situation in Germany and the uncertain international political situation, the above developments mean that we are looking to the current fiscal year with optimism and expect to be able to continue our company's success throughout 2003.

Thank you for your confidence.



Manfred Feilmeier

DEVELOPMENT OF BUSINESS

REVENUES AND EARNINGS

FJA continued its positive business development of the previous year in the first quarter 2003 and achieved its planned 10% growth in earnings. Thus, net income for the period rose to 3.8 million Euro, representing a 10% rise on the prior-year period (2002: 3.4 million Euro). The operating result (EBIT) amounted to 6.4 million Euro for the first three months of the year (2002: 5.1 million Euro) and pre-tax earnings (EBT) were 6.6 million Euro (2002: 5.6 million Euro). Overall, revenues of 30.0 million Euro were generated as of 31 March 2003 (2002: 29.7 million Euro).

At the same time, an extensive package of measures was approved during the first quarter in order to counter the rise in trade accounts receivable and reduce DSOs (Days Sales Outstanding). We expect these measures will start to take increasing effect during the second half of the year.

FJA's management has made it a stated objective to reduce DSOs by the end of the year to the level of 31 December 2001 and return them to a figure of around 160. The current figure is around 212. DSOs are calculated using the formula which is also common in the Anglo-Saxon region for company analysis:

$$\frac{\text{Volume of trade accounts receivable on reporting date}}{\text{Revenues for the last 4 quarters}} \times 360$$

SEGMENT REPORTING

Besides its head office in Germany, FJA AG is represented through its subsidiaries in Switzerland, Austria and the USA. There is also a majority participation of 80% in FJA OdaTeam in Slovenia. The revenues of Insiders Technologies have not been consolidated because it is a minority interest.

In Germany, the emphasis remained on private and company pension provision and on developing and implementing cost-reducing software solutions that enable insurers to reduce internal costs and streamline their business processes. In the field of pension provision FJA consolidated its leading position as a supplier of standard software for old-age provision products. Important milestones were reached in major projects won during the previous fiscal year and extensive follow-up orders were secured. Overall, revenues in Germany amounted to 23.4 million Euro.

In the USA, a comprehensive market study confirmed FJA's strategy. Accordingly, sales activities were stepped up and promising negotiations were held. At the same time, the ongoing projects at the UnitedHealth Group, one of America's leading health insurers, and at the Suncorp Group in Australia were successfully pursued. Overall, FJA-US generated revenues of 931,000 Euro in the first three months of the year.

Switzerland saw the beginning of the next phase in the major project for Basler Lebens-Versicherungs-Gesellschaft. In Austria, important milestones were reached in the project at BAWAG Versicherung. Overall, revenues of 5.0 million Euro were generated in Switzerland, around 424,000 Euro in Austria and approx. 178,000 Euro in Slovenia.

COSTS AND REVENUES

During the first quarter of 2003 FJA approved a cost-reductions programme aimed at securing and further enhancing the company's competitiveness. The first effects of this programme were attained in the first quarter and will have an even greater impact in the following quarters.

There was little change in the costs of purchased services. A few areas revealed slight inflation-related increases in costs. The prices for FJA software licences and invoiced advisory services remained stable.

FILE NO.
82-5077

RESEARCH & DEVELOPMENT AND INVESTMENTS

The first three months of 2003 were again characterised by high levels of investment in research and development in order to equip FJA to overcome future challenges and secure an innovative edge. Expenditure focussed on the following areas:

Further development of standard software
A major part of investment focussed on the company's core product, FJA Life Factory ®. Work on Release 4.1 continued as planned and further key components for the field of old-age provision were enhanced. At the same time, preparations were made for connection to document management systems and workflow tools.

Development of the FJA Zulagenverwaltung subsidy administration system was continued with Release 1.2. This incorporated the latest requirements of the Central Subsidy Authority for Old-Age Pension (ZfA) and new business transactions such as change of supplier. The new release will be ready for delivery in the second quarter.

At the same time, a new consulting package for subsidy processes was developed which enables suppliers of old-age provision products to gain a rapid insight into their current status quo, necessary processes and deadlines to be met.

Other investments centred on further development of ALAMOS, a proven standard software that supports financial service providers in the fields of asset-liability management, risk management, corporate planning and evaluation and also product development.

EMPLOYEES

As of the reporting date, 31 March 2003, the FJA Group employed 978 people (2002: 865 employees). Compared with the prior-year period this equates to a growth of 113 employees (+ 13.1%).

During the first three months of 2003 emphasis was placed on recruiting experienced specialist and management employees with the expert knowledge that is so vital to FJA. Above all, employees needed to demonstrate a combination of IT know-how and experience in insurance matters.

ORDER POSITION

The order position developed satisfactorily during the first three months of 2003. The numerous new and very extensive orders won at the end of 2002 ensured a basic level of capacity utilisation. In addition, follow-up orders were won for existing projects, providing further proof of customers' high levels of satisfaction with FJA.

In the field of old-age provision, the newly developed Subsidy Administration consultancy package was well received by the market, with a first customer already being secured and additional promising negotiations currently underway.

FILE NO.
82-5077

DIVIDENDS

As in the past, FJA again wants its shareholders to participate in the company's success for the 2002 fiscal year, by means of a dividend. Accordingly, the Executive Board and Supervisory Board have decided to propose to the AGM on 26 June 2003 that the dividend be increased from 0.60 Euro to 0.70 Euro per share.

There were no events of significant importance during the period under review.

OUTLOOK

Despite the difficult economic framework and the uncertain international political situation, from today's perspective we anticipate that during the 2003 fiscal year we will achieve 10% rise in earnings, thereby growing considerably faster than the market as a whole, which is in a state of stagnation.

Our strategy for the current year firstly aims to further develop and enhance our standard software for the life and health insurance sector. We also plan to forge further ahead with our international expansion while at the same time further expanding new areas of business such as portal solutions, migration and software testing. Our specialist insurance consultancy offering will also be further expanded due to the growing demand for such services.

In the light of demographic developments in Germany and in large parts of Europe we anticipate a further increase in demand for software solutions and advisory services for private and company pension provision. Over the coming months, we shall therefore continuously develop and expand our offerings in this field in order to further consolidate our position as market leader. In addition to our core product FJA Life Factory ® we shall also rely on supplementary software solutions such as the FJA Zulagenverwaltung subsidy administration system and on additional service and consultancy offerings for all issues relating to old-age provision.

Cost pressures on companies remain a key issue within the insurance sector. Here, we can firstly offer our customers FJA Life Factory ® in thin-client-technology, which is an important instrument enabling them to streamline their business processes and reduce internal costs. Secondly, through our software we can also offer support to companies in terms of administering and analysing their capital investments. One such instrument is FJA's software ALAMOS, which promises a growing market given the difficult situation faced by the capital markets.

This year, we also expect increasing demand for our advisory services and technical concepts for the insurance sector, which is facing some extensive changes.

Against this background, FJA is well positioned in terms of achieving the goals set for 2003 and continuing the positive business development into the future.

Munich, May 2003

The Executive Board

FILE NO.
82-5077

CONSOLIDATED PROFIT AND LOSS ACCOUNT (IAS)

	[illegible]1/01 - 31/03/200[illegible]	01/01 - 31/03/2002
	,000 Euro	,000 Euro
Revenues	**30,001**	**29,672**
Cost of purchased services and materials	-887	-1,718
Personnel expenses	-18,648	-15,990
Other operating income	965	257
Other operating expense	-3,764	-5,723
Depreciation and amortization	-1,281	-1,393
Operating income	**6,386**	**5,105**
Interest income / expenditure	302	458
Income / expense from associated companies	-61	0
Foreign currency exchange gains / losses	-3	1
Result before income taxes and minority interest	**6,624**	**5,564**
Income tax	-2,855	-2,171
Result before minority interest	**3,769**	**3,393**
Minority interest	-3	22
Net income	**3,766**	**3,415**
Earnings per share (basic) in Euro	0.49	0.45
Earnings per share (diluted) in Euro	0.49	0.45
Weighted average shares outstanding (basic)	7,650,000	7,650,000
Weighted average shares outstanding (diluted)	7,650,000	7,664,853

CONSOLIDATED BALANCE SHEET (IAS)

Assets		31/03/20[illegible]		31/12/2002
		,000 Euro		,000 Euro
Current assets				
Cash and cash equivalents		7,142		8,449
Marketable securities		24,194		25,652
Trade accounts receivable		76,727		70,780
billed receivables	15,950		16,586	
unbilled receivables	60,777		54,194	
Prepaid expenses and other current assets		7,277		5,890
Total current assets		**115,340**		**110,771**
Fixed assets				
Property, plant and equipment		12,727		13,071
Associated companies		665		726
Financial assets		72		54
Goodwill		3,398		3,543
Other assets		353		346
Total fixed assets		**17,215**		**17,740**
Total assets		**132,555**		**128,511**

Table continued on following page

FILE NO.
82-5077

CONSOLIDATED BALANCE SHEET (IAS)

Liabilities and shareholders' equity	31/03/2003	31/12/2002
	,000 Euro	,000 Euro
Current liabilities		
Short-term debt and current portion of long-term debt	452	452
Trade accounts payable	1,925	2,034
Accruals	4,286	6,618
Income tax payable	2,569	644
Other current liabilities	14,606	11,745
Total current liabilities	**23,838**	**21,493**
Long-term liabilities		
Long-term debt	452	452
Deferred taxes	2,913	4,111
Pension provision	1,190	1,154
Minority interest	73	69
Total long-term liabilities	**4,628**	**5,786**
Shareholders' equity		
Share capital	7,650	7,650
Capital reserves	53,946	53,946
Own shares	-359	0
Consolidated profit	43,913	40,146
Other, such as: Consolidated profit reserves, Difference due to currency conversion	-1,061	-510
Total shareholders' equity	**104,089**	**101,232**
Total liabilities and shareholders' equity	**132,555**	**128,511**

FILE NO.
82-5077

CONSOLIDATED CASH FLOW STATEMENT (IAS)

	31/03/2003	31/03/2002
	,000 Euro	,000 Euro
Profit (after tax)	3,767	3,393
Income tax	2,855	2,171
Profit before income tax	**6,621**	**5,564**
Adjustments:		
Depreciation of fixed assets	1,281	1,394
Change in associated companies (equity method)	61	0
Change in financial assets (equity method)	- 18	0
Change in longterm receivables	0	- 7
Increase in pension provision	36	27
Interest income	- 324	- 482
Interest expenditure	22	23
Changes in:		
Inventories	0	22,383
Trade accounts receivable	- 5,946	- 29,083
Other assets and deferred items	- 1,395	182
Other accruals	- 2,333	1,771
Trade accounts payable	- 109	307
Other liabilities and deferred liabilities	2,861	- 814
Income tax paid	- 2,127	- 744
Cash flow from operating activities	**- 1,370**	**521**

Table continued on following page

FILE NO.
82-5077

CONSOLIDATED CASH FLOW STATEMENT (IAS)

	31/03/200[illegible]	31/03/2002
	,000 Euro	,000 Euro
Cash flow from investing activities		
Acquisition / disposal of marketable securities	1,418	-631
Investments in property, plant and equipment	-828	-2,303
Cash inflow due to disposal of property, plant and equipment	7	21
Total cash flow from investing activities	**597**	**-2,913**
Cash flow from financing activities		
Own shares	-359	0
Interest received	324	481
Interest paid	-22	-23
Total cash flow from financing activities	**-57**	**458**
Exchange-rate related changes not relevant for cash flow	-478	-24
Change in cash and cash equivalents	**-1,307**	**-1,958**
Cash and cash equivalents at beginning of period	8,449	7,730
Cash and cash equivalents at end of period	7,142	5,772
Cash and cash equivalents + investments at beginning of period	34,101	42,962
Cash and cash equivalents + investments at end of period	31,336	40,901

CONSOLIDATED CHANGE IN EQUITY CAPITAL (IAS)

Shareholders' equity	Share capital	Capital reserves	Consolidated profit	Other	Equity capital
	,000 Euro	,000 Euro	,000 Euro	,000 Euro	,000 Euro
Position 01/01/2002	**7,650**	**53,946**	**28,250**	**-110**	**89,736**
Dividend			-4,590		-4,590
Net income			16,486		16,486
Other, such as: Consolidated profit reserves, Difference due to currency conversion				-400	-400
Position 31/12/2002	**7,650**	**53,946**	**40,146**	**-510**	**101,232**
Own shares				-359	-359
Net income			3,767		3,767
Other, such as: Consolidated profit reserves, Difference due to currency conversion				-551	-551
Position 3[illegible]03/2003	**7,650**	**53,946**	**43,913**	**-1,420**	**104,089**

FILE NO.
82-5077

FJA SHARE

Stock exchange segment	Prime Standard, Frankfurt
Number of shares	7,650,000
ISIN	DE0005130108
German code (WKN)	513 010
IPO	21/02/2000
Associated Indices	TECDAX, HDAX, CDAX

HOLDINGS OF THE BOARD AS AT 31/03/2003

	Number of shares	Stock Options
Executive Board		
Prof. Dr. Manfred Feilmeier	1,946,947	12,000
Michael Junker	1,946,947	12,000
Rainer W. G. Herbers	66,447	12,000
Dr. Thomas Meindl	28,506	12,000
Dr. Rolf Schwaneberg	--	12,000
Supervisory Board		
Prof. Dr. Elmar Helten	41,034	--
Prof. Dr. Helmut Köhler	1,285	--
Thomas Nievergelt	152	--

ADDRESS

FJA AG
Leonhard-Moll-Bogen 10
D-81373 Munich
Tel.: +49 89 76901-0
Fax: +49 89 769 88 13

www.fja.com

CONTACT

Investor Relations

Dr. Thomas Meindl
Chief Financial Officer
Tel.: +49 89 76901-144
E-Mail: investor.relations@fja.com

FILE NO.
82-5077

Ad hoc Release

FJA AG: Quarterly result +10% to 3.8 million Euro

FJA AG (ISIN DE0005130108), the consultancy and software house listed in the TecDAX index, has achieved its planned 10 per cent growth in earnings in the first quarter despite a difficult market situation. The quarterly net income after taxes rose to 3.8 million Euro (2002: 3.4 million Euro). Pre-tax earnings (EBT) rose by 19 per cent to 6.6 million Euro (2002: 5.6 million Euro). The operating income (EBIT) increased by 25 per cent to 6.4 million Euro (2002: 5.1 million Euro) and revenues to 30.0 million Euro (2002: 29.7 million Euro). FJA is therefore in plan for the current fiscal year.

For the fiscal year 2003 as a whole FJA expects that the German life insurers will increase their investment activities in areas relevant for FJA. This is especially true with regard to the upcoming tariff regulations 2004/2005 which account for the developments of the financial markets and the demographic changes. For this FJA has set up a consulting task-force. Its activities range from conceptional consulting using the FJA-Asset-Liability-Management-Tool ALAMOS through to implementation in operational policy administration systems. The FJA Life Factory will be enlarged accordingly. In the context of the continuing interest in IT-systems for company and private pension provision FJA sees distinct potential in Germany for the second half of the year.

Abroad FJA's business is developing according to plan. The contracts started in the US, Australia, Switzerland, Austria and Eastern Europe are carried out as scheduled and form the basis for follow-up business.

FJA is satisfied with the business development in the first quarter, especially in view of the general difficult economic situation. In the context of the positive trends for the rest of the year described above FJA perceives itself well positioned in terms of achieving the goals set for 2003.

FJA AG, Dr. Thomas Meindl
Leonhard-Moll-Bogen 10, D-81373 Munich
Phone: + 49 89 769 01-144
Fax: + 49 89 743 717 31
E-Mail: thomas.meindl@fja.com, Internet: www.fja.com

Munich, 07/05/2003